Exhibit 99.1

Regulated Information Disclosure of Major Shareholding January 27, 2016 – 8:00 am CET

DISCLOSURE OF MAJOR SHAREHOLDING

BRUSSELS, Belgium, January 27, 2016 – Pursuant to the Belgian Law of May 2, 2007 relating to the publication of major shareholdings in listed companies, Delhaize Group has received a notification of the threshold of 5% being crossed downwards by Silchester International Investors LLP which owned 4.98% of Delhaize Group’s voting rights as of January 21, 2016.

On January 22, 2016, Silchester International Investors LLP notified Delhaize Group that as of January 21, 2016 Silchester International Investors LLP owned 5 179 425 Delhaize Group shares, representing 4.98% of its voting rights. The denominator is 104 004 952 shares. According to their previous notification received on December 18, 2014, Silchester International Investors LLP owned 10 239 515 shares, which then represented 9.97% of Delhaize Group’s voting rights.

Silchester International Investors LLP is controlled by Silchester Partners Limited, which holds over 90% of its capital interests. Stephen C. Butt, Silchester’s Chairman and Chief Investment Officer, and his family control approximately 51.5% of the shares of Silchester Partners Limited.

Silchester International Investors LLP acts as the fully discretionary investment manager for a number of funds, such as Silchester International Investors International Value Equity Taxable Trust, Silchester International Investors International Value Equity Group Trust, Silchester International Investors Tobacco Free International Value Equity Trust, Silchester International Investors International Value Equity Trust and The Cavella Trust.

Silchester International Investors LLP has sole and exclusive proxy voting authority over the Delhaize Group voting rights that are the subject of this disclosure. The notification mentioned however that Silchester International Investors LLP does not act as custodian, and therefore the Delhaize Group shares are not held in its name.

The notification is available on our website under the section Corporate Governance.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of 2015, Delhaize Group’s sales network consisted of 3 512 stores. In 2015, Delhaize Group posted €24.4 billion ($27.1 billion) in revenues. In 2014, Delhaize Group posted €89 million ($118 million) in net profit (Group share). At the end of 2014, Delhaize Group employed approximately 150 000 people. Delhaize Group’s stock islisted on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

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CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

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